

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Jason Ader
Chief Executive Officer
26 Capital Acquisition Corp.
OfficeEdge Miami
701 Brickell Avenue, Suite 1550
Miami, Florida 33131

> **Re: 26 Capital Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 23, 2022**
> **File No. 001-39900**

Dear Mr. Ader:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Xavier Kowalski